Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 26, 2010, relating to the consolidated financial statements and financial statement schedules of Cousins Properties Incorporated and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph related to the adoption of new accounting provisions with respect to noncontrolling interests), the effectiveness of the Company’s internal control over financial reporting, and the consolidated financial statements of CL Realty L.L.C. and subsidiaries, appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2009, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
March 16, 2010